IMMEDIATE RELEASE

DUNDEE CORPORATION ACQUIRES FURTHER INTEREST IN

BREAKWATER RESOURCES LTD.

Toronto, October 21, 2005 – In accordance with regulatory requirements, Dundee Corporation (DBC.SV.A - TSX) announced today that it has acquired 18,000,000 common shares of Breakwater Resources Ltd. (“Breakwater”) at $0.38 per share, in a private transaction, which represents an approximate 4.85% interest in Breakwater. Following this transaction, Dundee Corporation owns directly or indirectly or has control and direction over an aggregate of 73,078,651 common shares of Breakwater, representing an approximate 19.72% interest in Breakwater, or approximately 26.07% assuming the conversion of the 31,801,410 warrants held.

The common shares of Breakwater were acquired for investment purposes by Dundee Corporation and its position in Breakwater may be increased or decreased in the future as considered appropriate in light of investment criteria, market conditions and other factors and in accordance with the provisions of applicable securities legislation.

Breakwater is a mineral resource company engaged in the acquisition, exploration, development and mining of base and precious metals deposits in the Americas and North Africa.

Dundee Corporation is a holding company dedicated to wealth management, real estate and resources. Its domestic financial service activities are carried out through its 64% owned subsidiary, Dundee Wealth Management Inc., a company with $46.2 billion in assets under management and administration, and its wholly owned Dundee Wealth Bank. Dundee Corporation’s real estate activities are conducted through its 86% owned subsidiary, Dundee Realty Corporation which operates a land and housing business in Canada and the U.S. Real estate activities also include a 33% interest in Dundee REIT, a Canadian real estate investment trust, which owns a diversified portfolio of 15.6 million square feet of high quality office, industrial and retail properties across Canada. Resource activities are carried out through its wholly owned subsidiary Dundee Resources Ltd.

For further information contact:

Ned Goodman

Dundee Corporation

President & Chief Executive Officer

Telephone (416) 365-5665

Joanne Ferstman

Dundee Corporation

Chief Financial Officer

Telephone (416) 365-5010